SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 3)1

Capital Realty Investors - II Limited Partnership

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Eggert Dagbjartsson

c/o Equity Resources Group, Incorporated

44 Brattle Street, Cambridge, Massachusetts 02138

(617) 876-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No.	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
	Equity Resource Bay Fund Limited Partnership	I.R.S. # 04-3293645
	Equity Resource Boston Fund Limited Partnership	I.R.S. # 04-3430288
	Equity Resource Brattle Fund Limited Partnership	I.R.S. # 04-3280004
	Equity Resource Fund XV Limited Partnership	I.R.S. # 04-3182947
	Equity Resource Fund XVI Limited Partnership	I.R.S. # 04-3223091
	Equity Resource Lexington Fund Limited Partnership	I.R.S. # 04-3526768
	Equity Resource Fund XXII Limited Partnership	I.R.S. # 74-3059372
	Equity Resources Group, Incorporated	I.R.S. # 04-2723870
	Equity Resource Investments, LLC	I.R.S. # 27-0024188
Mark S. Thompson Eggert Dagbjartsson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

            Equity Resource Bay Fund Limited Partnership is a Massachusetts limited partnership.

            Equity Resource Boston Fund Limited Partnership is a Massachusetts limited partnership.

            Equity Resource Brattle Fund Limited Partnership is a Massachusetts limited partnership.

            Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.

            Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.

            Equity Resource Lexington Fund Limited Partnership is a Massachusetts limited partnership.

            Equity Resource Fund XXII Limited Partnership is a Massachusetts limited partnership.

            Equity Resources Group, Incorporated is a Massachusetts corporation.

            Equity Resource Investments, LLC is a Massachusetts limited liability company.

            Mark S. Thompson is a United States citizen.

            Eggert Dagbjartsson is a United States citizen.

CUSIP No.	13D	Page 3 of 10 Pages

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

            None.

  8    SHARED VOTING POWER

            536 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the “Bay Fund General Partners”). Voting power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

            2,128 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the “Boston Fund General Partners”). Voting power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

            5 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the “Brattle Fund General Partners”). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

            329 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the “Fund XV General Partners”). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

            289 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the “Fund XVI General Partners”). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

            2,577 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson is the general partner (the “Lexington Fund General Partner”). Voting Power with the respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

            4,338 Units are held by Equity Resource Fund XXII Limited Partnership, a Massachusetts limited partnership, of which Equity Resource Fund XXII GP LLC is the general partner (the “Fund XXII General Partner”). Voting power with respect to such Units is shared by the Fund XXII General Partner as a reporting person in its capacity as the general partner of such limited partnership.

            See Item 2 below for other required information.

  9    SOLE DISPOSITIVE POWER

            None.

CUSIP No.	13D	Page 4 of 10 Pages

10

    SHARED DISPOSITIVE POWER

            536 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

            2,128 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

            5 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

            329 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

            289 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

            2,577 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

            4,338 Units are held by Equity Resource Fund XXII Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XXII General Partner as a reporting person in its capacity as general partner of such limited partnership.

            See Item 2 below for other required information.

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            536 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

            2,128 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

            5 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

CUSIP No.	13D	Page 5 of 10 Pages

            329 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

            289 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

            2,577 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

            4,338 Units are held by Equity Resource Fund XXII Limited Partnership, a Massachusetts limited partnership, of which reporting person Equity Resource Fund XXII GP LLC is the general partner.

            See Item 2 below for other required information.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1% are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

            4.3% are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

            0.1% are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

            0.7% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

            0.6% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

            5.2% are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

            8.7% are held by Equity Resource Fund XXII Limited Partnership, a Massachusetts limited partnership, of which the reporting person Equity Resource Fund XXII GP LLC is the general partner.

            See Item 2 below for other required information.

CUSIP No.	13D	Page 6 of 10 Pages

14

TYPE OF REPORTING PERSON*

            Equity Resource Bay Fund Limited Partnership

            Equity Resource Boston Fund Limited Partnership

            Equity Resource Brattle Fund Limited Partnership

            Equity Resource Fund XV Limited Partnership

            Equity Resource Fund XVI Limited Partnership

            Equity Resource Lexington Fund Limited Partnership

            Equity Resource Fund XXII Limited Partnership

            Equity Resources Group, Incorporated

            Equity Resource Investments, LLC

            Mark S. Thompson

            Eggert Dagbjartsson

PN PN PN PN PN PN PN CO OO IN IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement relates to certain limited partnership units (the “Units”) of Capital Realty Investors - II Limited Partnership, a Maryland limited partnership with its principal executive office at 11200 Rockville Pike, 5th Floor, Rockville, MD 20852.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Lexington Fund Limited Partnership, and Equity Resource Fund XXII Limited Partnership (the “Limited Partnerships”), Equity Resources Group, Incorporated, a Massachusetts corporation, Equity Resource Investments, LLC, a Massachusetts limited liability company, Mark S. Thompson, and Eggert Dagbjartsson (collectively with the Limited Partnerships, the “Reporting Persons”). Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership and Equity Resource Brattle Fund Limited Partnership. Eggert Dagbjartsson is the general partner of Equity Resource Lexington Fund Limited Partnership. Equity Resource Fund XXII GP LLC is the general partner of Equity Resource Fund XXII Limited Partnership. This statement on Schedule 13D is filed on behalf of all such Reporting Persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director. Eggert Dagbjartsson is the managing director of Equity Resource Investments, LLC.

(b) The business address of each of the Reporting Persons and James E. Brooks is 44 Brattle Street, Cambridge, Massachusetts 02138.

(c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. The principal business of each of Equity Resources Group, Incorporated and Equity Resource Investments, LLC is providing financial consulting services in the field of real estate limited partnerships syndicated through private placement offerings. James E. Brooks’ principal occupation is Chairman of the Board of Equity Resource Group, Incorporated. Mark S. Thompson’s principal occupation is President of Equity Resources Group, Incorporated. Eggert Dagbjartsson’s principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

CUSIP No.	13D	Page 7 of 10 Pages

(d) During the past five years, none of the Reporting Persons nor James E. Brooks has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor James E. Brooks has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Limited Partnerships is a Massachusetts limited partnership. Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Investments, LLC is a Massachusetts limited liability company. James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Limited Partnerships purchased the Units hereby reported for an aggregate of $986,000 cash. The source of such funds was the working capital of the Limited Partnerships.

Item 4. Purpose of Transaction.

The Limited Partnerships acquired the Units they currently beneficially own for investment purposes. On September 15, 2004, the limited liability companies (the “LLCs”) set forth below in the column “Purchaser LLC” entered into four separate purchase and sale agreements with the Issuer and the general partners of the partnerships set forth below in the column “Seller General Partner,” pursuant to which such LLCs agreed to purchase, subject to the terms and conditions of such agreements, 100% of the outstanding limited and general partner interests in the partnerships set forth below in the column “Partnership/Development Location,” which partnerships own multifamily housing developments in the locations set forth below, at the total purchase prices set forth below in the column “Total Purchase Price:”

Purchaser LLC	Seller General Partner	Partnership/Development Location	Total Purchase Price
BIR/ERI LP Arrowhead, L.L.C. BIR/ERI GP Arrowhead, L.L.C.	C.R.H.C., Incorporated	Arrowhead Apartments Associates (Palatine, IL)	$1,313,392
BIR/ERI LP Country Place I, L.L.C. BIR/ERI GP Country Place I, L.L.C.	CRICO Limited Partnership of Burtonsville	Blackburn Limited Partnership (Burtonsville, MD)	$7,769,720
BIR/ERI LP Country Place II, L.L.C. BIR/ERI GP Country Place II, L.L.C.	CRICO Limited Partnership of Burtonsville	Second Blackburn Limited Partnership (Burtonsville, MD)	$5,054,677
BIR/ERI LP The Moorings, L.L.C. BIR/ERI GP The Moorings, L.L.C.	C.R.H.C., Incorporated	Moorings Apartments Associates (Roselle, IL)	$416,455

CUSIP No.	13D	Page 8 of 10 Pages

Equity Resource Investments, LLC, an affiliate of the Limited Partnerships, and/or an affiliate thereof (collectively, “ERI”), is negotiating the terms and conditions of the joint participation by it and Berkshire Income Realty, Inc., a Maryland corporation, and/or its affiliates (collectively, “Berkshire”), in such acquisitions via a joint venture to be entered into between ERI and Berkshire, which joint venture shall own all of the membership interests in the LLCs. The definitive terms and conditions of such joint venture, including as to matters of equity ownership, management control and governance, restrictions on transfer, liquidity mechanisms and fee arrangements, have not yet been finalized by ERI and Berkshire. Except as set forth in this Item 4, none of the Reporting Persons nor James E. Brooks has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of the Limited Partnerships, beneficially own an aggregate of 10,202 Units, representing approximately 20.7% of the Units presently outstanding.

(b) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of the Limited Partnerships, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 10,202 Units referred to in Item 5(a). See Item 2 above for other required information.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Purchase and Sale Agreement (Arrowhead), dated as of September 15, 2004, by and among the Issuer, C.R.H.C., Incorporated and BIR/ERI LP Arrowhead, L.L.C. and BIR/ERI GP Arrowhead, L.L.C.

Exhibit 7.2	Purchase and Sale Agreement (Country Place I), dated as of September 15, 2004, by and among the Issuer, CRICO Limited Partnership of Burtonsville and BIR/ERI LP Country Place I, L.L.C. and BIR/ERI GP Country Place I, L.L.C.

Exhibit 7.3	Purchase and Sale Agreement (Country Place II), dated as of September 15, 2004, by and among the Issuer, CRICO Limited Partnership of Burtonsville and BIR/ERI LP Country Place II, L.L.C. and BIR/ERI GP Country Place II, L.L.C.

Exhibit 7.4	Purchase and Sale Agreement (The Moorings), dated as of September 15, 2004, by and among the Issuer, C.R.H.C., Incorporated and BIR/ERI LP The Moorings, L.L.C. and BIR/ERI GP The Moorings, L.L.C.

CUSIP No.	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

September 28, 2004		September 28, 2004
(Date)		(Date)

EQUITY RESOURCES GROUP, INCORPORATED		/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, individually

By:	/s/ Eggert Dagbjartsson	/s/ Mark S. Thompson
	Eggert Dagbjartsson	Mark S. Thompson, individually
Executive Vice President

EQUITY RESOURCE INVESTMENTS, LLC

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Manager

EQUITY RESOURCE BAY FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BOSTON FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

CUSIP No.	13D	Page 10 of 10 Pages

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By:	EQUITY RESOURCES GROUP,
INCORPORATED, as general partner

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By:	EQUITY RESOURCES GROUP,
INCORPORATED, as general partner

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Executive Vice President

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, as general partner

EQUITY RESOURCE FUND XXII LIMITED
PARTNERSHIP

By:	EQUITY RESOURCES FUND XXII GP
LLC, as general partner

	By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson
Manager